Mail Stop 4561

September 17, 2009

Douglas G. Bergeron
Chief Executive Officer
Verifone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, CA 95110

> **Re: Verifone Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **File No. 001-32465**

Dear Mr. Bergeron:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                              Sincerely,

                              Patrick Gilmore
                              Accounting Branch Chief